Exhibit (a)(1)(K)

CFUNDS LIFE SETTLEMENT, LLC

ANNOUNCES EXTENSION OF TENDER OFFERS FOR INTERESTS OF

LIFE PARTNERS POSITION HOLDER TRUST AND

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

Greenwich, CT – December 4, 2020 – CFunds Life Settlement, LLC (the “Offeror”), a wholly-owned subsidiary of Contrarian Funds, L.L.C. (the “Parent”) and an affiliate of Contrarian Capital Management, L.L.C. (“Contrarian”), announced today that it is extending the expiration date of its previously announced tender offers (collectively referred to as the “Offer”) to purchase for cash up to 71,635,237 of the outstanding position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust (the “Trust”) and up to 106,936,191 of the outstanding IRA Partnership Interests (the “Partnership Interests” and, together with the Trust Interests, the “Interests”) of Life Partners IRA Holder Partnership, LLC (the “Partnership”). The terms and conditions of the Offer are described in the Offers to Purchase dated October 28, 2020 and the related Assignment Forms, as they may be amended or supplemented from time to time (collectively, the “Offer Documents”). Except as otherwise described in this press release, all other terms of the Offer as described in the Offer Documents remain unchanged.

The change to the Offer is that the expiration date of the Offer has been extended to 5:00 p.m. New York City time on December 14, 2020, unless further extended. The Offer was previously scheduled to expire at 5:00 p.m. New York City time on December 7, 2020.

The purchase price for the Interests remains $0.14 per Interest. The purchase price may be reduced for any withholding taxes, distributions made on the Interests with a record date after the commencement of the Offer, and any liens, premiums, fees and catch-up payments that a holder may owe to the Trust or the Partnership with respect to the Interests being tendered, as further described in the Offer Documents.

Continental Stock Transfer & Trust Company, the Depositary for the Offer, has advised the Offeror that, as of 5:00 p.m., New York City time, on December 3, 2020, an aggregate of approximately 24,963,178 Trust Interests and an aggregate of approximately 17,845,069 Partnership Interests were validly tendered and not withdrawn from the Offer.

About Contrarian

Contrarian is a Connecticut-based registered investment adviser founded in 1995 that specializes in distressed debt investing. The firm is headquartered in Greenwich, CT and had in excess of $4.0 billion of assets under management as of September 30, 2020, including assets of the Parent and other investment funds managed by Contrarian.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Interests. The Offer is being made solely by the Offer Documents. Holders of Interests are urged to read the tender offer statement on Schedule TO filed October 28, 2020 with the SEC in connection with the Offer (as amended or supplemented from time to time), which includes as exhibits the Offer Documents and other offer materials, because they contain important information about the Offer that holders of Interests should consider prior to making any decisions with respect to the Offer. Each of these documents has been or will be filed with the SEC, and holders of Interests may obtain them for free from the SEC at its website (www.sec.gov) or by contacting the Offeror’s representatives as follows: Rhoda Freeman at freeman@contrariancapital.com and John Bright at jbright@contrariancapital.com, or call (800) 266-3810. You may also contact the representatives of Sanford Scott & Company, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.